Filed by EarthLink Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EarthLink Holdings Corp.

(Commission File No. 001-15605)

Date: February 14, 2017

Investors

Trey Huffman

404-748-6219

huffmanal@elnk.com

Media

Randi Drinkwater

404-709-3404

randi.drinkwater@elnk.com

EarthLink Declares Final Quarterly Dividend

ATLANTA, February 14, 2017 - The board of directors of EarthLink Holdings Corp. (NASDAQ: ELNK) today announced that it has taken the necessary action to declare the final quarterly dividend on EarthLink common stock in anticipation of the closing of the previously-announced merger with Windstream Holdings, Inc. (“Windstream”).

In accordance with the terms of the merger agreement, the dividend will be in an amount equal to EarthLink’s regular quarterly cash dividend of $0.05 per share, pro-rated based on the number of days elapsed in the first quarter up to (and including) the day immediately prior to the closing date of the merger. The merger is expected to close in the first quarter of 2017, subject to customary closing conditions. The declaration of the dividend is contingent on the closing of the merger and will become effective on the record date for payment of such dividend, which will be the business day immediately prior to the closing date of the merger.

The final dividend will be payable as soon as practicable after the closing date of the merger to stockholders of record as of the close of business on the record date.

On November 5, 2016, EarthLink entered into the merger agreement under which Windstream will acquire EarthLink. Under the merger agreement, each outstanding share of EarthLink common stock will be converted into the right to receive 0.818 shares of common stock of Windstream.

About EarthLink

EarthLink is a leading network services provider dedicated to delivering great customer experiences in a cloud connected world. We help thousands of multi-location businesses securely establish critical connections in the cloud. Our solutions for cloud and hybrid networking, security and compliance, and unified communications provide the cost-effective performance and agility to serve customers anytime, anywhere, via any channel, or any device. We operate a nationwide network spanning 29,000+ fiber route miles, with 90 metro fiber rings and secure data centers that provide ubiquitous data and voice IP coverage. To learn why thousands of specialty retailers, restaurants, franchisors, financial institutions, healthcare providers, professional service firms, local governments, residential consumers and other carriers choose to connect with us, visit us at www.earthlink.com, @earthlink, on LinkedIn and Google+.

Cautionary Information Regarding Forward-Looking Statements

This document includes “forward-looking” statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results, including results relating to the expected timing and benefits of the proposed transaction, to differ materially from those described. Although we believe that the expectations expressed in these forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct, and the actual results relating to the matters set forth in this document could be materially different from and worse than our expectations.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Windstream and EarthLink stockholder approvals; the ability to satisfy the conditions to consummate the transaction, including to obtain governmental and regulatory approvals required for the proposed transaction; the risk that required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction or materially impact the financial benefits of the proposed transaction; timing to consummate the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on issues related to the proposed transaction; dividend policy changes for the combined company; the future cash requirements of the combined company; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations. These risks and uncertainties, as well as other or new risks and uncertainties that may emerge from time to time impacting the proposed transaction or the combined company, are not intended to represent a complete list of all risks and uncertainties inherent in the proposed transaction or the business of the combined company. There can be no assurance that the proposed transaction will in fact be consummated in the manner described, or at all. You should not place undue reliance on these forward-looking statements, which speak only as of the date or this document. These risks and uncertainties should be read in conjunction with the more detailed cautionary statements and risk factors included in EarthLink’s and Windstream’s most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Unless legally required, EarthLink and Windstream undertake no obligation, and each expressly disclaims any such obligation, to any forward-looking statements, whether as a result of new information, future events or otherwise.

The risks and uncertainties to which the forward-looking statements are subject additionally include, without limitation: (1) that we may not be able to execute our strategy to successfully transition to a leading managed network, security and cloud services provider, which could adversely affect our results of operations and cash flows; (2) that we may not be able to increase revenues from our growth products and services to offset declining revenues from our traditional products and services, which could adversely affect our results of operations and cash flows; (3) that if we are unable to adapt to changes in technology and customer demands, we may not remain competitive, and our revenues and operating results could suffer; (4) that failure to achieve operating efficiencies and otherwise reduce costs would adversely affect our results of operations and cash flows; (5) that we may have to undertake further restructuring plans that would require additional charges; (6) that we may be unable to successfully divest non-strategic products, which could adversely affect our results of operations; (7) that acquisitions we complete could result in operating difficulties, dilution, increased liabilities, diversion of management attention and other adverse consequences, which could adversely affect our results of operations; (8) that we face significant competition in our business markets, which could adversely affect our results of operations; (9) that failure to retain existing customers could adversely affect our results of operations and cash flows; (10) that decisions by legislative or regulatory authorities, including the Federal Communications Commission, relieving incumbent carriers of certain regulatory requirements, and possible further deregulation in the future, may restrict our ability to provide services and may increase the costs we incur to provide these services; (11) that if we are unable to interconnect with AT&T, Verizon and other incumbent carriers on acceptable terms, our ability to offer competitively priced local telephone services will be adversely affected; (12) that the continued decline in switched access and reciprocal compensation revenue will adversely affect our results of operations; (13) that failure to obtain and maintain necessary permits and rights-of-way could interfere with our network infrastructure and operations; (14) that if our larger carrier customers terminate the service they receive from us, our wholesale revenue and results of operations could be adversely affected; (15) that we obtain a majority of our network equipment and software from a limited number of third-party suppliers; (16) that work stoppages experienced by other communications companies on whom we rely for service could adversely impact our ability to provision and service our customers; (17) that our commercial and alliance arrangements may not be renewed or may not generate expected benefits, which could adversely affect our results of operations; (18) that our consumer business is dependent on the availability of third-party network service providers; (19) that we face significant competition in the Internet access industry that could reduce our profitability; (20) that the continued decline of our consumer access subscribers will adversely affect our results of operations; (21) that lack of regulation governing wholesale Internet service providers could adversely affect our operations; (22) that cyber security breaches could harm our business; (23) that privacy concerns relating to our business could damage our reputation and deter current and potential users from using our services; (24) that interruption or failure of our network, information systems or other technologies could impair our ability to provide our services, which could damage our reputation and harm our operating results; (25) that our business depends on effective business support systems and processes; (26) that if we, or other industry participants, are unable to successfully defend against disputes or legal actions, we could face substantial liabilities or suffer harm to our financial and operational prospects; (27) that we may be accused of infringing upon the intellectual property rights of third parties, which is costly to defend and could limit our ability to use certain technologies in the future; (28) that we may not be able to protect our intellectual property; (29) that we may be unable to hire and retain sufficient qualified personnel, and the loss of any of our key executive officers could adversely affect us; (30) that unfavorable general economic conditions could harm our business; (31) that government regulations could adversely affect our business or force us to change our business practices; (32) that our business may suffer if third parties are unable to provide services or terminate their relationships with us; (33) that we may be required to recognize impairment charges on our goodwill and other intangible assets, which would adversely affect our results of operations and financial position; (34) that we may have exposure to greater than anticipated tax liabilities and we may be limited in the use of our net operating losses and certain other tax attributes in the future; (35) that our indebtedness could adversely affect our financial health and limit our ability to react to changes in our business and industry; (36) that we may require substantial capital to support business growth, and this capital may not be available to us on acceptable terms, or at all; (37) that our debt agreements include restrictive covenants, and failure to comply with these covenants could trigger acceleration of payment of outstanding indebtedness; (38) that we may reduce, or cease payment of, quarterly cash dividends; (39) that our stock price may be volatile; (40) that provisions of our certificate of incorporation, bylaws and other elements of our capital structure could limit our share price and delay a change of control of the company; and (41) that our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ flexibility in obtaining a judicial forum for disputes with us or our directors, officers or employees. These risks and uncertainties, as well as other risks and uncertainties that could cause our actual results to differ significantly from management’s expectations, are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed cautionary statements and risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2015 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2016.

Additional Information And Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger between Windstream and EarthLink, Windstream has filed with the SEC a Registration Statement on Form S-4, including Amendments No. 1 and No. 2 thereto, containing a joint proxy statement of Windstream and EarthLink that also constitutes a prospectus of Windstream. The registration statement was declared effective on January 17, 2017. Windstream and EarthLink have mailed the joint proxy statement/prospectus to their respective shareholders. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other document that Windstream and/or EarthLink have filed or may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF EARTHLINK AND WINDSTREAM ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of the registration statement containing the definitive joint proxy statement/prospectus and all other documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Windstream’s website (www.windstream.com/investors). You may also obtain these documents, free of charge, from EarthLink’s website (ir.earthlink.net) on the Investors page.

Participants In The Merger Solicitation

Windstream, EarthLink and their respective directors, executive officers and certain other members of management and employees may be considered participants in the solicitation of proxies from Windstream and EarthLink shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the companies’ shareholders in connection with the proposed merger is set forth in the definitive joint proxy statement/prospectus contained in the Registration Statement on Form S-4 filed with the SEC. You can find information about Windstream’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2016. You can find information about EarthLink’s executive officers and directors in its definitive proxy statement filed with the SEC on March 15, 2016. Additional information about Windstream’s executive officers and directors and EarthLink’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 filed with the SEC. You can obtain free copies of these documents from the companies using the website information above.